EXHIBIT 99.3



14 February 2005
All three Telkom unions endorse company's headcount strategy

The Communication Workers Union (CWU) on Friday signed a headcount management agreement with Telkom, enabling the company to offer enhanced voluntary severance packages to all staff.

This development means that Telkom's comprehensive headcount strategy now enjoys the support of all three trade unions operating in the Telkom workplace environment.

First to ratify the company's proposed strategy was the Alliance of Telkom Unions (ATU), incorporating Solidarity and the South African Communications Union (SACU) on 3 February 2005.

The headcount management strategy is a socially responsible mechanism by Telkom to manage down staff numbers as part of its objective to improve business operations in the fast-changing technology environment.

With the headcount management deal now signed by all three unions, the company will put a one-year moratorium on retrenchments until 31 March 2006 if a headcount reduction figure of 2 903 is achieved during the current voluntary process.

Telkom's revised strategy focuses on combining the voluntary separation packages and a reduction in other staff costs-related expenditure to improve efficiency, which, if successfully implemented, may see the one-year moratorium extended.

Telkom will now offer enhanced packages to all employees, which include an eight months notice pay - two months up compared to the six months notice pay offered last year.

The voluntary severance packages have been further enhanced through a social plan benefit of R20 000 or R10 000 as start-up capital for those launching new business or continuing with existing enterprises.

All parties have agreed to establish a joint national committee to monitor the implementation and the set timeframes for the voluntary process, as well as input into the drafting of briefing documents for employees.

However the company has the prerogative to approve or decline applications for voluntary separation packages, based on its operational needs.

Those employees whose applications are accepted and exit the company on 31 March 2005 will qualify for this year's gain-sharing bonuses, which are traditionally paid out in July.

Telkom's Human Resources Group Executive Oupa Magashula attributed the unions' endorsement of the company's strategy to the mutually beneficial labour-management relationship.



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"We have come a long way with our social partners to reach a stage where we have now signed an agreement which effectively brings stability and certainty in our business, with no cloud of possible retrenchments hanging over employees' heads," said Magashula.

Issued by:

Lulu Letlape
Group Executive: Corporate Communication
Tel: +27 12 311 4301
Mobile 27 82 881 5554
letlapll@telkom.co.za